# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: International Money Express Inc., CIK 0001683695
CUSIP: 46005L101
Title of class of securities: Common Stock, par value $.0001
Address of issuer's principal executive offices: 9100 South Dadeland Blvd., Suite 1100, Miami, Florida (FL), 33156
Date of event which requires filing of this statement: 09/09/2025
Amends the filing with accession number 0001104659-25-086308
Filed by CIK 0001352851
Persons authorized to receive notices and communications: David J. Snyderman, 1603 Orrington Avenue, 13th Floor, Evanston, Illinois (IL), 60201, (847) 905-4400

## Reporting persons
- Magnetar Financial LLC (CIK 0001352851): type of reporting person: investment adviser (IA), other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 1,790,158; sole dispositive power 0; shared dispositive power 1,790,158; aggregate amount beneficially owned 1,790,158 (6.03% of the class)
- Magnetar Capital Partners LP (CIK 0001353085): type of reporting person: parent holding company or control person (HC), other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 1,790,158; sole dispositive power 0; shared dispositive power 1,790,158; aggregate amount beneficially owned 1,790,158 (6.03% of the class)
- Supernova Management LLC (CIK 0001368026): type of reporting person: parent holding company or control person (HC), other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 1,790,158; sole dispositive power 0; shared dispositive power 1,790,158; aggregate amount beneficially owned 1,790,158 (6.03% of the class)
- David J. Snyderman (CIK 0001953511): type of reporting person: individual (IN), parent holding company or control person (HC); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 1,790,158; sole dispositive power 0; shared dispositive power 1,790,158; aggregate amount beneficially owned 1,790,158 (6.03% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $.0001
Name of issuer: International Money Express Inc.
Address of issuer's principal executive offices: 9100 South Dadeland Blvd., Suite 1100, Miami, Florida (FL), 33156

## Item 2. Identity and Background
Name of person filing: Magnetar Financial LLC, a Delaware limited liability company ("Magnetar Financial"), Magnetar Capital Partners LP, a Delaware limited partnership ("Magnetar Capital Partners"), Supernova Management LLC, a Delaware limited liability company ("Supernova Management"), and David J. Snyderman ("Mr. Snyderman") (collectively, the "Reporting Persons").
Residence or business address: 1603 Orrington Avenue, 13th Floor, Evanston, Illinois 60201
Present principal occupation or employment:
Magnetar Financial is a Securities and Exchange Commission ("SEC") registered investment adviser under Section 203 of the Investment Advisers Act of 1940, as amended, and manager of investment funds and managed accounts. Magnetar Financial serves as investment adviser to each of the Funds. In such capacity, Magnetar Financial exercises voting and investment power over the Shares held for the accounts of each of the Funds. Magnetar Capital Partners serves as the sole member and parent holding company of Magnetar Financial. Supernova Management is the general partner of Magnetar Capital Partners. The manager of Supernova Management is Mr. Snyderman.

Magnetar Asset Management LLC ("Magnetar Asset Management") is an SEC registered investment adviser and an affiliate of Magnetar Financial. Magnetar Capital Partners serves as the sole member and parent holding company of Magnetar Asset Management.

Each of the Funds is a private investment fund; Magnetar Financial is a privately-held SEC registered investment adviser and manager of investment funds and managed accounts; Magnetar Capital Partners is a privately-held limited partnership and serves as the sole member and parent holding company of Magnetar Financial; Supernova Management is a privately-held limited liability company and is the general partner of Magnetar Capital Partners; and Mr. Snyderman is a citizen of the United States of America, manager of Supernova Management and Chief Executive Officer of Magnetar Financial.
Criminal convictions in the last five years: None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such Reporting Person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws
Citizenship: Magnetar Financial is a Delaware limited liability company. Magnetar Capital Partners is a Delaware limited partnership. Supernova Management is a Delaware limited liability company. Mr. Snyderman is a citizen of the United States of America.

## Item 4. Purpose of Transaction
Purpose of transaction:
Since the filing of Schedule 13D on August 28, 2025, the Reporting Persons purchased 206,473 Shares between August 29, 2025 and September 9, 2025 reported herein, which consists of 99,321 Shares purchased by the PRA Master Fund, 45,876 Shares purchased by the Systematic Master Fund, 13,906 Shares purchased by the Relative Value Master Fund and 47,370 Shares purchased by the Managed Accounts.

Each of the Reporting Persons reserves the right to acquire additional securities of the Company in the open market, in privately negotiated transactions, or otherwise, to dispose of all or a portion of the Shares and/or other securities reported in this Statement, or to change their intention with respect to any or all of the matters referred to in this Item 4.

Other than as described above in this Item 4, the Reporting Persons do not have any plans or proposals that relate to, or would result in, any actions or events specified in clauses (a) through (j) of Item 4 to Schedule 13D.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
The Company reported in their Form 10-Q Report filed August 11, 2025, that 29,684,054 shares were outstanding as of August 6, 2025.

As of the close of business September 9, 2025, each of the Reporting Persons may have been deemed to have beneficial ownership of 1,790,158 Shares, which consisted of (i) 861,144 Shares held for the benefit of the PRA Master Fund and (ii) 397,699 Shares held for the benefit of the Systematic Master Fund, and (iii) 120,592 Shares held for the benefit of the Relative Value Master Fund, and (iv) 410,723 Shares held for the benefit of the Managed Accounts, and all such Shares represented beneficial ownership of approximately 6.03% of the Shares.
Number of shares as to which each person has sole or shared power to vote or dispose: As of the close of business September 9, 2025, each of the Reporting Persons may have been deemed to have beneficial ownership of 1,790,158 Shares, which consisted of (i) 861,144 Shares held for the benefit of the PRA Master Fund and (ii) 397,699 Shares held for the benefit of the Systematic Master Fund, and (iii) 120,592 Shares held for the benefit of the Relative Value Master Fund, and (iv) 410,723 Shares held for the benefit of the Managed Accounts, and all such Shares represented beneficial ownership of approximately 6.03% of the Shares.
Transactions in the class effected during the past sixty days: Except as set forth on Schedule A attached hereto and Item 6, the Funds had no transactions in the Shares during the 15 days preceding the date of filing of this Statement. All of the transactions set forth on Schedule A attached hereto were effected in the ordinary course of business of Magnetar Financial for the accounts of each of the Funds. The transactions in the Shares set forth on Schedule A were effected in open market transactions on the NASDAQ and various other trading markets.
Other persons with the right to receive dividends or sale proceeds: No other person is known by the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any Shares that are beneficially owned by the Reporting Persons.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Pursuant to Rule 13d-1(k)(1) promulgated under the Securities Exchange Act of 1934, as amended, the Reporting Persons have entered into an agreement with respect to the joint filing of this Statement, and any amendment or amendments hereto.

Except as otherwise described herein, no contracts, arrangements, understandings or similar relationships exist with respect to the securities of the Company among or between the Reporting Persons or any other person or entity.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
99.1 Joint Filing Agreement, dated as of September 11, 2025, among the Reporting Persons

99.2 Power of Attorney, dated as of December 22, 2022 filed by the Reporting Persons on September 11, 2025.

99.3. Schedule A

## Signatures
- Magnetar Financial LLC: /s/ Hayley Stein, Name: Hayley Stein, Title: Attorney-in-fact for David J. Snyderman, Manager of Supernova Management LLC (09/11/2025)
- Magnetar Capital Partners LP: /s/ Hayley Stein, Name: Hayley Stein, Title: Attorney-in-fact for David J. Snyderman, Manager of Supernova Management LLC (09/11/2025)
- Supernova Management LLC: /s/ Hayley Stein, Name: Hayley Stein, Title: Attorney-in-fact for David J. Snyderman, Manager (09/11/2025)
- David J. Snyderman: /s/ Hayley Stein, Name: Hayley Stein, Title: Attorney-in-fact for David J. Snyderman (09/11/2025)
Comment: MAGNETAR FINANCIAL LLC By: Magnetar Capital Partners LP, its Sole Member, MAGNETAR CAPITAL PARTNERS LP By: Supernova Management LLC, its General Partner